Swift Transportation Company

2200 South 75th Avenue

Phoenix, Arizona 85043

(602) 269-9700

July 28, 2017

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Swift Transportation Company Registration Statement on Form S-4 Filed May 24, 2017 File No. 333-218196

Dear Mr. Brown:

Reference is made to the Registration Statement on Form S-4 (File No. 333-218196), as amended (the “Registration Statement”) filed by Swift Transportation Company (the “Company”) with the U.S. Securities and Exchange Commission. The Company hereby requests the Registration Statement be made effective at 4:00 p.m. Eastern time, on August 1, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our counsel, Kirkland & Ellis LLP, confirming this request.

If the Staff has any questions or comments concerning this letter, or if you require additional information, please feel free to contact Richard B. Aftanas of Kirkland & Ellis LLP at (212) 446-4800 or by email at richard.aftanas@kirkland.com.

Sincerely,

/s/ Mickey R. Dragash

Mickey R. Dragash

cc:	Kirkland & Ellis LLP Richard B. Aftanas Michael P. Brueck Claire E. James